Exhibit 99.1

PRESS RELEASE

Suriname: TotalEnergies announces Final Investment Decision
for the GranMorgu development on Block 58

Paramaribo, October 1, 2024 – Patrick Pouyanné, Chairman and CEO of TotalEnergies, met today in Paramaribo with His Excellency Chandrikapersad Santokhi, President of the Republic of Suriname, and Annand Jagesar, CEO of Staatsolie Maatschappij Suriname N.V., Suriname’s National Oil Company, to announce the Final Investment Decision (FID) for the “GranMorgu” development located on offshore Block 58.

“GranMorgu” means both “new dawn” and “Goliath grouper” in Sranan Tongo, thelocal language.

A landmark project in a prolific basin

The GranMorgu project will develop the Sapakara and Krabdagu oil discoveries, on which a successful exploration and appraisal campaign was completed in 2023. The fields are located 150 km off the coast of Suriname and hold recoverable reserves estimated at over 750 million barrels.

The project includes a 220,000 barrels of oil per day Floating Production Storage and Offloading (FPSO) unit, that replicates a proven and efficient design. Total investment is estimated at around $10.5 billion and first oil is expected in 2028. The GranMorgu FPSO is designed to accommodate future tie-back opportunities that would extend its production plateau.

TotalEnergies is the operator of Block 58 with a 50% interest, alongside APA Corporation (50%). Staatsolie has announced its intent to exercise its option to enter the development project with up to 20% interest. Partners agreed that Staatsolie will contribute to the project from FID and will finalise its interest before June 2025.

Leveraging best-in-class technologies to minimize GHG emissions

GranMorgu leverages technology to minimize greenhouse gas emissions, with a scope 1 and 2 emissions intensity below 16 kg CO2e/boe thanks in particular to:

•	an all-electric FPSO configuration, with zero routine flaring and full reinjection of associated gas into the reservoirs;
•	an optimized power usage with a Waste Heat Recovery Unit and optimized water cooling for improved efficiency;
•	the installation of a permanent methane detection and monitoring system relying on a network of sensors.

Maximising local content for the benefit of Suriname economy and people

Significant investments will be made in local content and job creation and will contribute to the development of the Surinamese economy. Paramaribo will serve as the primary hub for administrative, support and logistic activities. Local companies will be involved in logistics, well services, as well as the installation and operations of the subsea systems and the FPSO. Overall local content is estimated to be more than 1 B$ and more than 6000 jobs (2000 direct and 4000 indirect and induced) are expected to be created in Suriname.

Alongside the FID announcement, TotalEnergies and its partner APA signed a Memorandum of Understanding with the Health Ministry to support the rehabilitation of two mother and child hospitals in Paramaribo.

“I am very pleased to launch today the GranMorgu project alongside our partners Staatsolie and APA and I sincerely thank the State of Suriname for its strong support. Building on TotalEnergies’ pioneering spirit, this landmark project marks the first offshore development in the country and capitalizes on our extensive expertise in deep offshore innovation. Launched only a year after the end of appraisal, GranMorgu fits with our strategy to accelerate time-to-market and develop low-cost and low emission oil projects," said Patrick Pouyanné, Chairman and CEO of TotalEnergies. "We look forward to continuing our fruitful collaboration with Staatsolie to deliver a transformative project for Suriname’s economy.”

“Suriname and its people welcome and appreciate the final investment decision of Total Energies and APA Corporation regarding Block 58 with Staatsolie Suriname NV. We consider this a historic and milestone occasion, creating significant opportunities and revenue prospects for Suriname, as well as attracting investors worldwide”, said His Excellency Chandrikapersad Santokhi, President of the Republic of Suriname. “This important decision will boost our domestic capabilities and investments and have a major impact on local content opportunities. Suriname is committed to a strong and loyal partnership and expects that the offshore oil and gas development will take off in compliance with environmentally regulations and standard.”

“The FID is a historic milestone in Suriname's oil and gas industry. What seemed like a distant dream is becoming a reality. This will be the largest investment ever in our country. Deliberations with TotalEnergies were always constructive and we thank them for the cooperation to arrive at this moment. This project will yield significant income for Suriname and needs to lead to better living standards for every citizen of Suriname. We are convinced, based on the measures taken and the track record of TotalEnergies, that the GranMorgu project will have a worldclass operational and environmental performance. Staatsolie congratulates the Surinamese society with this special moment”, said Annand Jagesar, CEO of Staatsolie.

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About TotalEnergies

TotalEnergies is a global integrated energy company that produces and markets energies: oil and biofuels, natural gas and green gases, renewables and electricity. Our more than 100,000 employees are committed to provide as many people as possible with energy that is more reliable, more affordable and more sustainable. Active in about 120 countries, TotalEnergies places sustainability at the heart of its strategy, its projects and its operations.

TotalEnergies Contacts

Media Relations: +33 (0)1 47 44 46 99 l presse@totalenergies.com l @TotalEnergiesPR

Investor Relations: +33 (0)1 47 44 46 46 l ir@totalenergies.com

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